Exhibit 10.10

COMPENSATION ARRANGEMENTS FOR NON-EMPLOYEE DIRECTORS

Director Cash Fees

Each Non-Employee Director is paid an annual retainer of $30,000, payable quarterly in advance (February 1st, May 1st, August 1st and November 1st). In addition, each Non-Employee Director also receives a per meeting attendance fee of $1,000 and a fee of $500 for each Action by Written Consent of the Board of Directors and Board Committee. Board Committee Chairs also receive an annual fee of $5,000.

Stock Option Grants

Each Non-Employee Director receives an annual grant of options to purchase 7,500 shares of Ann Taylor Stores Corporation Common Stock (“Common Stock”). The options are awarded after the Annual Meeting of Stockholders each year. All stock option awards have an exercise price equal to the fair market value on the grant date (determined as the closing price on the preceding business day) of a share of Common Stock, a term of ten years and become exercisable and vest on the first anniversary of the date of grant. The stock options of a Director who later ceases to be a Director for any reason other than removal for cause remain exercisable, to the extent exercisable at the time of termination, for one year following such termination but in no event later than the ten-year term of the stock options.

A Non-Employee Director joining the Board of Directors receives an initial grant of options to purchase 16,875 shares of Common Stock, on the same terms and conditions as described in the previous paragraph.

Travel Expense Reimbursements

Directors are entitled to reimbursement of their reasonable travel expenses for attending Board of Directors and Board Committee meetings. All travel arrangements should be made through the Corporation’s Travel Department. Individuals should contact Emma Rubinov at (212) 536-4281. The Corporate Secretary’s Office will arrange for reimbursement upon receiving receipts for those expenses.